RICHEMONT

[redacted]

04046362

Via airmail

SEC MAIL PROCESSING RECEIVED NOV 2 4 2004 WASH., D.C. 213 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

18 November 2004

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

SUPPL

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the press release in English announcing Richemont's results for the six month period ended 30 September 2004. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stiefel

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

PROCESSED
DEC 0 2 2004
THOMSON FINANCIAL

RICHEMONT

INTERIM RESULTS

Richemont, the Swiss luxury goods group, announces its unaudited results for the six-month period ended 30 September 2004

Profit and loss account on an adjusted basis

	September 2004	September 2003	
Sales	**€ 1 739 m**	€ 1 526 m	+ 14 %
Operating profit	**€ 208 m**	€ 81 m	+ 157 %
Net profit			
- parent and subsidiaries	**€ 173 m**	€ 68 m	+ 154 %
- share of associated company	**€ 238 m**	€ 221 m	+ 8 %
- the Group	**€ 411 m**	€ 289 m	+ 42 %
Earnings per unit – fully diluted basis	**€ 0.743**	€ 0.524	+ 42 %

In accordance with the style of presentation used in previous years and for ease of comparability, these results are presented on an adjusted basis, excluding the effects of goodwill amortisation and exceptional items in both periods in respect of the Group's investment in its associated company, British American Tobacco plc.

- Richemont has enjoyed a significant improvement in demand during the six-month period. Growth in sales of 22 per cent in April and May 2004 more than offset the sharp decline seen in 2003 as a consequence of the SARS epidemic. This growth was complemented by growth of some 10 per cent in sales in the latter part of the period such that, for the 6 month period overall, sales grew by 14 per cent at actual exchange rates.

- Operating profit increased to € 208 million, reflecting the growth in sales and improved margins resulting from higher manufacturing capacity utilisation and the close monitoring of operating expenses.

- Cash flow from operations amounted to € 105 million. In addition, the Group received € 1 100 million in respect of its investment in British American Tobacco by way of dividends and the proceeds from the disposal of its interest in BAT preference shares. In consequence, net cash at the end of September amounted to € 203 million compared to net debt at 31 March 2004 of € 794 million.

- The Group's share of the results of British American Tobacco amounted to € 238 million, an increase of 8 per cent. The increase primarily reflects underlying profit growth and the strength of sterling against the euro, which more than compensated for the Group's lower effective interest in the company during the period.

- On a comparative basis, adjusted net profit increased by 42 per cent to € 411 million. After taking into account goodwill amortisation and exceptional items in respect of the Group's interest in British American Tobacco, net profit on a reported basis in accordance with Swiss generally accepted accounting principles increased from € 119 million to € 581 million for the period.

INDEX

This document contains forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside the Group's control. Richemont does not undertake to update, nor does it have any obligation to provide updates or to revise, any forward-looking statements.

EXECUTIVE CHAIRMAN'S COMMENTARY

The improvement in Richemont's results for the first half of the year is indicative of the strength of the Group's underlying businesses. There has been a significant recovery in demand in those markets which showed the biggest downturn last year, specifically the Asia-Pacific region, and we have seen good growth in the Americas and in Europe.

Cartier, the Group's leading Maison, once again has good momentum in terms of new products. New product launches during the period and a broader product offering have resulted in both higher sales and profitability. Richemont's specialist watch brands have also performed well. In particular, the three businesses acquired in 2000 – IWC, Jaeger-LeCoultre and A. Lange & Söhne – are now making significant progress in important markets where they were previously under-represented.

Montblanc's strategy of product diversification, linked to the expansion of its retail activity, continued to deliver good growth in sales and profitability during the period.

At Alfred Dunhill, the focus on leather, accessory and gift lines is bearing fruit, as is the expansion of the wholesale business. Operating losses have therefore been reduced. During the period, sales in the Asia-Pacific region, which is important to the Maison, recovered and Alfred Dunhill is building its distribution network in China.

Lancel is still in a process of transition. Whilst the international retail network has been scaled back, wholesale distribution outside France has been expanded and Lancel will work with retail partners in China, the United States and Japan to grow its businesses in these markets.

We have seen a good performance from the Group's investment in British American Tobacco and Richemont is now debt-free, having received the proceeds of the disposal of its interest in the BAT preference shares.

Outlook

I am pleased to be able to report that the trend of growing sales has continued into the month of October, with overall growth of 8 per cent for the month. Europe and the Asia-Pacific region reported good results, although growth in the United States slowed somewhat.

Richemont's Maisons are, in general, very strongly positioned in their respective markets. They are better prepared than ever before to meet competitive challenges, can respond more flexibly and have outstanding products. Equally, Richemont now has a very strong balance sheet and good cash generation.

Assuming a continuation of the trends that we have seen in recent months, we believe that the Group should enjoy a strong pre-Christmas season, albeit recognising that comparative figures for the quarter to 31 December 2003 already showed an improving trend in sales. Acknowledging that the Group's performance in the previous financial year was disappointing, we anticipate a significant improvement in operating profit for the current year. Nonetheless, we live in very difficult and volatile times and these expectations are, of course, predicated upon there being no events which might adversely impact consumer confidence in the months ahead.

Johann Rupert
Executive Chairman

Geneva, 18 November 2004

BUSINESS REVIEW

Overview

	September 2004 €m	September 2003 €m	
Sales	**1 739**	1 526	+ 14 %
Cost of sales	**(625)**	(595)	
Gross margin	**1 114**	931	+ 20 %
Net operating expenses	**(906)**	(850)	
Operating profit	**208**	81	+ 157 %

Sales in the period increased 14 per cent to € 1 739 million. This includes the exceptional growth seen in April and May this year, when sales increased by 23 and 21 per cent, respectively, reflecting the impact of SARS in the comparative period. The improvement in sales continued, albeit at a more moderate rate, for the latter four months of the period.

The gross margin percentage increased three percentage points to 64 per cent, largely due a higher utilisation rate in the Group's manufacturing facilities and to changes in the product mix. Price increases also positively influenced the gross margin percentage, more than compensating for the weaker dollar during the period.

Net operating expenses increased by 7 per cent, reflecting a planned increase in communication expense, linked to the launch of new products, as well as modest growth in administration expenses. In the absence of any material, unusual charges in either period, operating profit more than doubled to € 208 million, representing an operating margin of 12 per cent.

Analysis of sales and profitability by business area

Sales and the operating results of the Group's four main areas of activity were as follows:

	September 2004 € m	September 2003 € m	
Sales			
Jewellery Maisons	**922**	827	+ 11 %
Specialist watchmakers	**431**	366	+ 18 %
Writing instrument manufacturers	**186**	159	+ 17 %
Leather and accessories Maisons	**118**	113	+ 4 %
Other businesses	**82**	61	+ 34 %
	1 739	1 526	+ 14 %
Operating result			
Jewellery Maisons	**215**	155	+ 39 %
Specialist watchmakers	**73**	39	+ 87 %
Writing instrument manufacturers	**17**	13	+ 31 %
Leather and accessories Maisons	**(25)**	(26)	+ 4 %
Other businesses	**(1)**	(11)	
	279	170	+ 64 %
Unallocated costs	**(71)**	(89)	- 20 %
Operating profit	**208**	81	+ 157 %

In the table above, those Maisons which are principally engaged in a specific business area have been grouped together. Accordingly, those businesses which have a heritage as producers of high jewellery and jewellery watches – Cartier and Van Cleef & Arpels – are grouped together as 'Jewellery Maisons'. Their entire product ranges, including watches, writing instruments and leather goods, are reflected in the sales and operating results for that segment.

Sales by the Jewellery Maisons increased by 11 per cent overall. Very strong growth in both the Asia-Pacific and Americas regions was partly offset by slower growth rates in both Europe and Japan. During the period, Cartier benefited from the launch of its new watch and jewellery offerings, including the *Santos 100* and *Santos Dumont* watch models, and from increased demand for the established *Santos* range. The *Panthère* jewellery range, launched worldwide in April 2004, complemented the success of the *Secrets du Boudoir* range launched last November. Van Cleef & Arpels' continuing growth follows the launch of new products such as *Hawaii*, and the effects of boutique openings. For the segment as a whole, the sales increase and continuing cost control have generated an operating profit of € 215 million and an operating margin of 23 per cent, 4 percentage points above the comparative period last year.

The Group's specialist watchmakers reported an 18 per cent increase in sales and an increase in the operating margin from 11 per cent in the comparative period to 17 per cent. The growth was evident in all regions, reflecting the strong underlying demand for their products and the continued expansion of their businesses into new territories. Jaeger-LeCoultre, IWC and A. Lange & Söhne all reported sales growth of some 20 per cent, as did Piaget, which is celebrating its 130th anniversary with a travelling exhibition of unique pieces. Piaget launched many new products at the Salon International de Haute Horlogerie ('SIHH') in Geneva and its *Possession* line is being refreshed with new models. IWC launched its *Aquatimer* at the 2004 SIHH; this has been a great success, aided by effective public relations events. Baume & Mercier is benefiting from an aggressive campaign featuring a mixture of new and redesigned models. The distribution of A. Lange & Söhne products remains very tightly controlled, recognising the limited output of this most exclusive brand. Jaeger-LeCoultre is performing very well; recent developments include a new boutique in Hong Kong and an innovative partnership with Aston Martin. Panerai saw strong sales growth in the Americas and Asia-Pacific and the launch of further special edition models and extensions to the *Radiomir* line. Vacheron Constantin also benefited from the improved trading climate, particularly in the Asia-Pacific

region and saw the opening of its new production facility at Plan-les-Ouates in Geneva. The Maison is preparing to celebrate its 250th anniversary in 2005.

Richemont's writing instrument manufacturers, Montblanc and Montegrappa, reported total sales growth of 17 per cent. In terms of products, sales of the *Meisterstück* range remain strong and have been complemented by the success of new models such as the *Starwalker.* The impact of boutique openings, which ensure the full range of this Maison's diversified products can be presented, can be seen in sales growth and improved awareness in the market. As a result, retail sales, accounting for some 30 per cent of sales, are now growing significantly faster than sales through the wholesale network. Although an increase in the number of owned stores increases the value of sales and gross margin, it also impacts operating expenses. Nevertheless, the segment's operating margin increased from 8 per cent in the comparative period to 9 per cent in the period under review.

In terms of Leather and Accessories Maisons, Alfred Dunhill's sales have increased in line with expectations, particularly in the brand's key Asian markets where sales were very low in the comparative period. Lancel's sales have been affected by the temporary closure of its Paris flagship store for refurbishment and the closure of its own stores in Japan, where it will in future work with retail partners. Nevertheless, Lancel's rollout in developing markets, in particular China, is generating encouraging results, and new product developments are effectively repositioning this established Maison.

The "Other businesses" segment includes Chloé, Hackett, Purdey and Old England as well as certain watch component manufacturing activities. The inclusion of these smaller businesses in one segment recognises the disparity in size between them and the Group's larger operations. These Maisons are still in a developmental phase, albeit that some – for example Chloé – are growing rapidly. Sales for the period increased by 34 per cent, with particularly strong growth in the Asia-Pacific region and Japan. Increased sales and the consequent increase in gross margin has resulted in significantly lower operating losses.

Operating profit before unallocated costs totalled € 279 million, an increase of 64 per cent over the comparative period. This reflects the increase in sales, a higher gross margin contribution and continuing cost control. As a result, the operating margin before unallocated costs increased from 11 per cent to 16 per cent. Unallocated costs represent the costs of central management, marketing support and related central marketing initiatives as well as any central service costs that cannot be directly allocated to segments. Unallocated costs in the prior year included certain provisions, the non-recurrence of which contributed to the reduction of 20 per cent. The improvement in the trading result, together with the reduction in unallocated costs, has resulted in an improvement in the operating profit margin from 5 per cent to 12 per cent.

Details of sales by product line are given in note 1 to the abridged financial statements.

Sales by region

	September 2004 € m	September 2003 € m	Movement at: Constant exchange rates	Actual exchange rates
Europe	**735**	671	+ 9 %	+ 10 %
Japan	**300**	281	+ 7 %	+ 7 %
Asia-Pacific	**360**	276	+ 38 %	+ 30 %
Americas	**344**	298	+ 24 %	+ 15 %
	1 739	1 526	+ 17 %	+ 14 %

Sales in European markets increased by 10 per cent, reflecting signs of a recovery in tourism and a modest improvement in some of the region's domestic economies. Sales in the important French and Italian markets increased by 10 per cent and 9 per cent respectively, while smaller developing markets, such as the Middle East and Russia, recorded very strong rates of growth.

In Japan, sales growth was 7 per cent for the period. Alfred Dunhill, Montblanc and certain of the watch brands, notably IWC, Panerai and Vacheron Constantin, have enjoyed good growth. Cartier also benefited from the good growth in watch sales in that market, although jewellery sales were marginally below expectations.

Sales in the Asia-Pacific region were well ahead of the comparative period, which was heavily impacted by SARS. At € 360 million, sales in the region are above those of two years ago. At actual exchange rates, sales in Hong Kong and China increased by 40 per cent and 55 per cent, respectively.

China today is still a small market for the Group, representing 2 per cent of sales, but it is being successfully developed and obviously has enormous potential. During the period, two major exhibitions were staged in China by Richemont. In May, Cartier presented historic pieces from the Cartier Collection to over 280 000 visitors in Shanghai, whilst September saw the Group's watch brands – together with Cartier – present *Montres et Merveilles* ('Watches and Wonders'), an expression of the art of watchmaking over the centuries. The exhibition was staged with the support of the Chinese government in the Tiao Miao temple in the Forbidden City in Beijing over a period of five days. Invitations were limited to watch connoisseurs, opinion formers and the media, to introduce the concept of high watchmaking to the Chinese market.

Sales growth in the Americas region reflected the strength of consumer confidence in the United States during the period. Cartier reported very strong growth in the region and the performance of the Group's watch businesses exceeded expectations, generating growth of some 26 per cent at historic rates.

Sales by distribution channel

	September 2004 €m	September 2003 €m	
Retail	**671**	610	+ 10 %
Wholesale	**1 068**	916	+ 17 %
	1 739	1 526	+ 14 %

Driven by demand for the Group's watch products in particular, wholesale sales during the period under review were particularly strong, showing an overall increase of 17 per cent. Retail sales too showed good growth over the period.

The Group's retail network of owned and franchised points of sale increased by 27 in the period to 892; of the increase, 9 stores were opened by the Group and 18 by partners. Overall, the Group's Maisons owned 561 boutiques, with a further 331 points of sale being operated by franchise partners.

Whereas Cartier's investments were primarily in the refurbishment of existing stores, including the rue de la Paix flagship boutique in Paris, other Maisons expanded their retail networks during the period. Montblanc opened 14 stores in the period and closed 3 others. Alfred Dunhill's franchise network increased by 11 boutiques overall, with China accounting for most of the increase. Lancel's owned network decreased by 4 to 66 boutiques, reflecting its withdrawal from own-store retail activities in Japan.

Profit and loss account and results of associate

	September 2004 €m	September 2003 €m
Operating profit	**208**	81
Net investment income	**3**	8
Profit before taxation	**211**	89
Taxation	**(38)**	(22)
Profit after taxation	**173**	67
Minority interests	**-**	1
Net profit of the parent and its subsidiaries	**173**	68
Share of results of associated undertaking	**238**	221
Net profit of the Group	**411**	289

Net investment income reflected the Group's net positive cash position from June, when the proceeds of the BAT preference shares were received. Whilst cash balances are held centrally in euros, local currency strategic borrowings are in place in euros, dollars, yen and Swiss francs with the objective of partially hedging the Group's balance sheet exposures.

The Group's effective taxation rate decreased to 18 per cent, reflecting the anticipated full year rate. As a result of the completion of a programme to integrate operations, wherever feasible, the Group is now more efficiently structured. With its headquarters and a large element of its manufacturing operations based in Switzerland, the Group also benefits from the comparatively low rate of corporate taxes applied in its home country.

Associated company – British American Tobacco ('BAT')

For the six-month period ended 30 September 2004, the Group's share of the results of BAT increased by 8 per cent to € 238 million.

The results for the period reflect a 19.7 per cent interest in BAT's results for the period up to the conversion of the BAT preference shares into ordinary shares at the beginning of June 2004, at which time its interest was diluted to 18.6 per cent. Subsequent share buy-backs by BAT resulted in Richemont's percentage holding rising to 18.7 by the period end. This compares to the Group's 19.2 per cent share of BAT's results for the six months ended 30 September 2003.

The increased contribution from BAT for the period was due, in part, to the 4 per cent appreciation of sterling against the euro and, in part, to an underlying increase in BAT's sterling-denominated profit, partially offset by the Group's reduced percentage interest compared to the prior year.

In cash flow terms, during the six months under review, Richemont received € 828 million on 4 June 2004 in respect of its holding of the preference shares as well as dividends on the ordinary shares totalling € 239 million. Richemont also received a final dividend on the preference shares of € 33 million in April 2004.

As BAT has a 31 December financial year-end, the following commentary is condensed from BAT's third quarter financial report for the nine months to 30 September 2004.

BAT announced on 27 October 2003 and completed on 30 July 2004 the agreement to combine Brown & Williamson's ('B&W') US domestic businesses with R.J. Reynolds ('RJR') under Reynolds American Inc., a new holding company 58 per cent owned by RJR shareholders and 42 per cent by BAT, through B&W.

BAT also sold Lane, its US-based pipe and smoking tobacco business, to Reynolds American for US$ 400 million in cash.

Operating profit for the nine months before charging goodwill amortisation and exceptional items was 1 per cent higher at £ 2 138 million, with results being adversely affected by the translation into sterling. At comparable rates of exchange, operating profit would have risen 7 per cent, benefiting from the acquisition of Ente Tabacchi Italiani S.p.A. and good performances in all regions except America-Pacific.

BAT's group sales volumes grew by 6 per cent to 618 billion, driven largely by acquisitions and the impact of the Reynolds American transaction. The four global drive - brands Kent, Dunhill, Lucky Strike and Pall Mall - improved in the third quarter, up 3 per cent, and for the nine months grew slightly, after being somewhat lower than last year in the first six months.

There were good performances from all of BAT's regions except America-Pacific. This region's profit of £ 600 million was down £ 125 million from the same period last year, with decreases in Japan and Canada, further accentuated by the translation of US and Canadian results into sterling. Volumes in the region were up 13 per cent to 87 billion, mainly as a result of the creation of Reynolds American, with higher volumes from South Korea but declines in Canada and Japan.

In Asia-Pacific, regional profit rose by £ 37 million to £ 395 million, with strong performances in Australia, Pakistan, Malaysia, India and the duty-free business. Regional volumes at 151 billion were 5 per cent higher than last year, with increases in India, Vietnam, Pakistan and Bangladesh partially offset by declines in Indonesia and Malaysia.

In Latin America, profit of £ 311 million was £ 20 million lower as the general weakening of exchange rates against sterling affected favourable results in local currency. Regional volumes of 109 billion were slightly lower than last year as increases in Venezuela and Central America and the impact of the acquisition in Peru were offset by declines in Brazil, Mexico and Argentina.

In Europe, profit increased by £ 120 million to £ 564 million, principally driven by the acquisition of Ente Tabacchi Italiani S.p.A. The benefits from cost savings following the closure of factories in the United Kingdom and Benelux, as well as good results in a number of markets, were largely offset by markets where excise increases resulted in lower volumes. Total volume grew by 8 per cent to 197 billion, primarily due to incremental volume from newly acquired businesses and continued regional expansion in Russia, partly offset by market related declines in Germany, France, Hungary and the Netherlands.

Profit in the Africa and Middle East region grew by £ 15 million to £ 268 million, with strong performances from South Africa and Nigeria partly offset by the continued investment in new markets and difficulties in Zimbabwe. Volumes rose by 5 per cent to 74 billion, with good growth in Nigeria and Turkey, partly offset by declines in South Africa and Zimbabwe.

In the nine months to September 2004 BAT's adjusted diluted earnings per share grew 7 per cent to 54.97p, benefiting from the impact of the share buy-back programme and a lower effective tax rate.

Included within its reported operating profit for the 9-month period ended 30 September 2004, BAT reported a restructuring charge of £ 50 million for reorganising its subsidiaries' manufacturing operations, together with restructuring costs amounting to £ 101 million incurred in the integration of B&W with RJR. On the combination of B&W with RJR, BAT realised a gain of £ 127 million.

In the nine months to 30 September 2004, BAT included within its equity an amount of £ 921 million, being the gain on the disposal of subsidiaries and some £ 216 million in respect of goodwill reinstated on its balance sheet linked to the deemed disposal of its US operations. Reflecting the Group's accounting policies, Richemont has included its share of the gain on disposal in its profit and loss account on a reported basis for the six months to 30 September 2004.

Cash flow

	September 2004	September 2003
	€ m	€ m
Operating profit	**208**	81
Depreciation and other non-cash items	**65**	63
Earnings before interest, tax and depreciation	**273**	144
Increase in working capital	**(168)**	(48)
Cash generated from operations	**105**	96
Dividends received from associate	**239**	237
Returns on investments and servicing of finance	**35**	-
Taxation paid	**(43)**	(19)
Net acquisitions of fixed assets	**(40)**	(31)
Proceeds from disposal of BAT preference shares	**828**	-
Other investing activities, net	**2**	32
Net cash inflow before financing activities	**1 126**	315
Dividend paid to unitholders	**(157)**	(176)
Decrease in long-term borrowings	**(63)**	(100)
Other financing activities	**(2)**	(1)
Exchange rate effects	**22**	22
Increase in cash, cash equivalents and short-term borrowings	**926**	60
Cash and cash equivalents at the beginning of period	**(371)**	(744)
Cash and cash equivalents at the end of period	**555**	(684)
Long-term borrowings	**(352)**	(334)
Net cash / (borrowings)	**203**	(1 018)

The Group's cash position moved from net borrowings of € 794 million at 31 March 2004 to a net cash position of € 203 million at 30 September 2004. The € 997 million improvement largely reflects the contribution from the disposal of the British American Tobacco preference shares in June 2004, together with dividends received from BAT during the period. The net cash inflow from operations totalled € 105 million for the period, the increase in operating profit being partially offset by planned increases in inventories and debtors. The increase in debtors was broadly in line with wholesale sales growth.

Proceeds from the disposal of the BAT preference shares in June amounted to € 828 million. This represented the realisation of the second and final tranche of the preference shares issued by BAT as part of the consideration for the merger with Rothmans International in 1999.

Dividends received from British American Tobacco comprise the final dividend in respect of its financial year ended 31 December 2003 and the interim dividend for the 2004 financial year. In terms of the accounting treatment applied to the BAT preference shares, the final dividend, amounting to € 33 million (2003: € 14 million), received in April 2004 has been included within "Returns on investments and servicing of finance".

The dividend paid in the current period represents the dividend paid by Richemont SA on its participation certificates for the year ended 31 March 2004. The amount shown in the current period excludes the dividend paid to holders of South African Depository Receipts on 7 October 2004, amounting to € 62 million.

"Other investing activities" in the prior year included € 37 million from the sale of the Group's interest in Hanover Direct.

Summarised balance sheet

	30 September 2004	31 March 2004
	€ m	€ m
Long-term assets		
Fixed assets	**722**	743
Investment in associated undertaking - BAT	**2 916**	2 454
Other long-term assets	**338**	381
	3 976	3 578
Net current assets	**1 444**	2 359
Net operating assets	**5 420**	5 937
Net cash / (borrowings)	**203**	(794)
Cash	**1 008**	186
Bank loans and overdrafts	**(453)**	(557)
Short-term portion of long-term loans and finance leases	**(278)**	(359)
Long-term borrowings	**(74)**	(64)
Other long-term liabilities	**(144)**	(171)
	5 479	4 972
Equity		
Unitholders' funds	**5 475**	4 968
Minority interests	**4**	4
	5 479	4 972

The carrying value of the 'Investment in associated undertakings – BAT' represents only the investment in the British American Tobacco ordinary shares at both 30 September 2004 and 31 March 2004. The Group's interest in the BAT preference shares, which were sold in June 2004, is reflected in 'Net current assets' at 31 March 2004.

At 30 September 2004, the Group's interest in BAT ordinary shares amounted to 18.7 per cent and BAT's market capitalisation, based on 2 154 million ordinary shares in issue, amounted to € 25 126 million (£ 17 254 million). The fair value of the Group's investment in BAT ordinary shares therefore amounted to € 4 699 million. Details of movements in the Group's effective interest in BAT ordinary shares during the period are given in Note 6 to the abridged financial statements.

The decrease in net current assets in the period was largely due to the disposal of the Group's preference shares in BAT. Compared to March 2004, net inventories increased by 5 per cent to € 1 477 million; finished goods inventories remained fairly constant with the largest increase being in work-in-progress. Trade debtors increased by over 20 per cent during the six months, broadly in line with the increase in wholesale sales. Net current assets at March 2004 also included the dividends receivable from BAT. Compared to March 2004, the reduction in current liabilities is largely due to the unwinding of a derivative liability to holders of call warrants over the BAT preference shares amounting to € 176 million, partly offset by the dividend payable to South African Depository Receipt holders as at 30 September 2004.

At 30 September 2004, net cash amounted to € 203 million. Cash balances during the period were primarily denominated in euros, whereas borrowings were spread across the principal currencies of the countries in which the Group has significant operations, namely, euros, yen, dollars and Swiss francs. Borrowings reflect the financing of net operating assets in the countries concerned.

Consolidated profit and loss account – on a reported basis

	September 2004 € m	September 2003 € m
Operating profit	**208**	81
Net investment income	**3**	8
Profit before taxation	**211**	89
Taxation	**(38)**	(22)
Profit after taxation	**173**	67
Minority interests	**-**	1
Net profit of the parent and its subsidiaries	173	68
Share of net profit of associated company	**408**	51
Share of net profit on an adjusted basis	**238**	221
Goodwill amortisation	**(108)**	(84)
Share of exceptional items reported by associate	**278**	(86)
Net profit of the Group on a reported basis	**581**	119
A summary of the effects of goodwill amortisation and exceptional items on unitholders' net profit is shown below:		
Net profit of the Group on a reported basis	**581**	119
Elimination of goodwill amortisation - associated company	**108**	84
Elimination of exceptional items	**(278)**	86
Net profit on an adjusted basis	**411**	289

After taking into account goodwill amortisation and exceptional items in respect of the Group's interest in British American Tobacco net profit on a reported basis increased from € 119 million to € 581 million. Reflecting the accounting policy adopted by the Group in the financial year ended 31 March 2003, goodwill arising on the acquisition of subsidiary companies is deducted immediately from unitholders' funds. All goodwill amortisation thus relates to the Group's interest in BAT, the Group's associated company.

The exceptional items reported in respect of BAT for the period primarily related to the merger of certain of its US domestic business with R.J. Reynolds, creating Reynolds American Inc. The Group's share of this gain and other exceptional items amounted to € 278 million. In the prior year, exceptional items primarily related to restructuring costs incurred by BAT in the UK and Canada.

Excluding goodwill amortisation and exceptional items from both periods, net profit of the Group on an adjusted basis increased by 42 per cent to € 411 million.

Johann Rupert
Executive Chairman

Richard Lepeu
Group Finance Director

Compagnie Financière Richemont SA
Geneva, 18 November 2004

RICHEMONT

ABRIDGED CONSOLIDATED FINANCIAL STATEMENTS
AT 30 SEPTEMBER 2004

UNAUDITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE PERIOD ENDED 30 SEPTEMBER 2004

	Notes	September 2004 € m	September 2003 € m
Sales	*1*	**1 739**	1 526
Cost of sales		**(625)**	(595)
Gross profit		**1 114**	931
Net operating expenses	*2*	**(906)**	(850)
Operating profit		**208**	81
Net investment income	*3*	**3**	8
Profit before taxation		**211**	89
Taxation		**(38)**	(22)
Profit after taxation		**173**	67
Minority interests		**-**	1
Share of results of associated undertaking	*4*	**408**	51
Net profit		**581**	119

Earnings per unit	*5*	**€**	€
Earnings per unit on a reported basis - basic		**1.063**	0.216
Earnings per unit on a reported basis - fully diluted		**1.051**	0.216

A summary of net profit, adjusted to exclude the effects of goodwill amortisation and exceptional items, is set out below:

	Note	September 2004 € m	September 2003 € m
Net profit		**581**	119
Goodwill amortisation in respect of associated undertaking		**108**	84
Exceptional items reported by associated undertaking		**(278)**	86
Net profit on an adjusted basis		**411**	289

Earnings per unit	*5*	**€**	€
Earnings per unit on an adjusted basis - basic		**0.752**	0.525
Earnings per unit on an adjusted basis - fully diluted		**0.743**	0.524

CONSOLIDATED BALANCE SHEET
AT 30 SEPTEMBER 2004

	Notes	September 2004 € m	March 2004 € m	September 2003 € m
Long-term assets				
Property, plant and equipment		**668**	684	704
Intangible assets		**54**	59	60
Deferred tax assets		**155**	187	137
Investment in associated undertaking	6	**2 916**	2 454	2 498
Other long-term assets	7	**183**	194	181
		3 976	3 578	3 580
Net current assets				
Inventories	8	**1 477**	1 402	1 508
Debtors	9	**707**	1 835	1 596
Cash		**1 008**	186	164
Current assets		**3 192**	3 423	3 268
Bank loans and overdrafts		**(453)**	(557)	(848)
Short-term portion of long-term loans and finance leases		**(278)**	(359)	(68)
Accruals and deferred income		**(196)**	(170)	(192)
Current liabilities	10	**(391)**	(532)	(329)
Current tax liabilities		**(92)**	(97)	(82)
Provisions		**(61)**	(79)	(105)
		1 721	1 629	1 644
		5 697	5 207	5 224
Equity				
Share capital		**334**	334	334
Participation reserve		**645**	645	645
Unitholders' capital		**979**	979	979
Treasury units		**(569)**	(590)	(513)
Retained earnings and other reserves		**5 065**	4 579	4 341
Unitholders' funds		**5 475**	4 968	4 807
Minority interests		**4**	4	3
		5 479	4 972	4 810
Long-term liabilities				
Borrowings		**74**	64	266
Provisions		**46**	46	55
Post-retirement and other benefit obligations		**92**	89	78
Deferred tax liabilities		**6**	36	15
		218	235	414
		5 697	5 207	5 224

CONSOLIDATED CASH FLOW STATEMENT
FOR THE PERIOD ENDED 30 SEPTEMBER 2004

	Note	September 2004 € m	September 2003 € m
Cash generated from operations	*11*	**105**	96
Interest income and similar items		**44**	16
Interest paid and similar items		**(9)**	(16)
Dividends from associated undertaking		**239**	237
Taxation paid		**(43)**	(19)
Net cash inflow from operating activities		**336**	314
Investing activities			
Acquisition of property, plant and equipment		**(55)**	(59)
Proceeds from disposal of property, plant and equipment		**15**	28
Acquisition of intangible assets		**(1)**	(1)
Proceeds from disposal of intangible assets		**-**	1
Proceeds from disposal of share of associated undertaking		**828**	-
Acquisitions of subsidiary undertakings and minority interests, net of cash acquired		**-**	(3)
Acquisitions of other long-term assets		**(8)**	(9)
Proceeds from disposals of other long-term assets		**11**	44
Net cash generated in investing activities		**790**	1
Net cash inflow before financing activities		**1 126**	315
Financing activities			
Repayments of long-term borrowings		**(63)**	(100)
Dividend paid on Richemont SA participation reserve		**(157)**	(176)
Other		**(2)**	(1)
Net cash used in financing activities		**(222)**	(277)
Net cash inflow after financing activities		**904**	38
Effects of exchange rate movements		**22**	22
Net increase in cash and cash equivalents		**926**	60
Cash and cash equivalents at beginning of period		**(371)**	(744)
Cash and cash equivalents at end of period		**555**	(684)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED 30 SEPTEMBER 2004

	Notes	Share capital €m	Participation reserve €m	Treasury units €m	Translation and other reserves €m	Retained earnings €m	Total unitholders' funds €m	Minority interests €m	Total €m
Balance at 1 April 2003		334	645	(513)	(136)	4 662	4 992	6	4 998
Movements in the period to 30 September 2003									
Exchange adjustments		-	-	-	(130)	(6)	(136)	-	(136)
Cash flow hedges - fair value gains		-	-	-	10	-	10	-	10
Purchase of minority interests		-	-	-	-	-	-	(2)	(2)
Net profit		-	-	-	-	119	119	-	119
Dividend paid on Richemont SA participation reserve		-	-	-	-	(176)	(176)	-	(176)
Other		-	-	-	-	(2)	(2)	(1)	(3)
Balance at 30 September 2003		**334**	**645**	**(513)**	**(256)**	**4 597**	**4 807**	**3**	**4 810**
Balance at 1 April 2004		334	645	(590)	(125)	4 704	4 968	4	4 972
Movements in the period to 30 September 2004									
Exchange adjustments		-	-	-	14	-	14	-	14
Cash flow hedges - fair value losses		-	-	-	(30)	-	(30)	-	(30)
Net movement in treasury units		-	-	21	-	(10)	11	-	11
Net profit		-	-	-	-	581	581	-	581
Dividend paid on Richemont SA participation reserve		-	-	-	-	(219)	(219)	-	(219)
Goodwill reinstated on disposal of subsidiaries by associate	*12*	-	-	-	-	60	60	-	60
Gain on disposal of share of associate	*13*	-	-	-	-	90	90	-	90
Balance at 30 September 2004		**334**	**645**	**(569)**	**(141)**	**5 206**	**5 475**	**4**	**5 479**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AT 30 SEPTEMBER 2004

Accounting policies and basis of preparation

The financial statements comprise the unaudited results for the six months ended 30 September 2004 and 30 September 2003 together with extracts from the audited financial statements at 31 March 2004.

The unaudited financial statements have been prepared in accordance with the Swiss Generally Accepted Accounting Principles as issued by the Foundation for Accounting and Reporting Recommendations in Switzerland using the accounting policies set out in the consolidated financial statements for the year ended 31 March 2004. These interim financial statements comply with ARR 12 - Presentation of Interim Statements. Where necessary, estimates have been used in the preparation of these financial statements. In particular, the rate used in the computation of the taxation charge for the period reflects the taxation rate for the full financial year as anticipated at the date of preparation of these financial statements.

The financial statements are presented in millions of euros, which represent the measurement currency of the Group.

Note 1 – Sales

Analysis of sales by major product line

	30 Sept 2004	30 Sept 2003
	€ m	€ m
Jewellery	**357**	334
Watches	**869**	733
Writing instruments	**130**	112
Leather goods	**117**	98
Textile and other	**266**	249
	1 739	1 526

The above table analyses sales by product line. Accordingly, the figure in respect of watch sales includes the figures reported not only by the Group's specialist watchmaking businesses but also the watch sales of the two jewellery maisons – Cartier and Van Cleef & Arpels – as well as Alfred Dunhill and Montblanc. Similarly, sales of writing instruments in the table above reflects sales of those product lines by Cartier and Alfred Dunhill as well as Montblanc and Montegrappa.

Analysis of sales by geographical area

	30 Sept 2004	30 Sept 2003
	€ m	€ m
Europe	**735**	671
Japan	**300**	281
Asia-Pacific	**360**	276
Americas	**344**	298
	1 739	1 526

Note 2 – Net operating expenses

The analysis of net operating expenses is as follows:

	30 Sept 2004	30 Sept 2003
	€ m	€ m
Selling and distribution costs	**435**	404
Communication costs	**201**	166
Administration and other expenses	**270**	280
	906	850

Note 3 – Net investment income

	30 Sept 2004	30 Sept 2003
	€ m	€ m
Interest income and similar items	**8**	6
Interest expense and similar items	**(7)**	(15)
Fair value gains on financial instruments	**2**	17
	3	8

Note 4 – Share of results of associated undertaking

The Group's share of the results of British American Tobacco is set out below:

	30 Sept 2004	30 Sept 2003
	€ m	€ m
Operating profit	**425**	411
Goodwill amortisation	**(108)**	(84)
Exceptional items	**278**	(86)
Net interest expense	**(42)**	(34)
Profit before taxation	**553**	207
Taxation	**(125)**	(134)
Profit after taxation	**428**	73
Minority interests	**(20)**	(22)
Share of associate's results	**408**	51

Analysed as follows:	30 Sept 2004	30 Sept 2003
	€ m	€ m
Share of profit on an adjusted basis	**238**	221
Goodwill amortisation	**(108)**	(84)
Amortisation charge in respect of associated undertaking	**(72)**	(62)
Amortisation charge reflected in Group's share of the results of BAT	**(36)**	(22)
Exceptional items	**278**	(86)
Share of profit on a reported basis	**408**	51

Richemont accounts for its effective interest in British American Tobacco under the equity method. With effect from January 2003, as a result of the reclassification of the preference shares, Richemont ceased to equity account for its interest in those preference shares. Accordingly, the Group has equity accounted only its effective interest in the ordinary share capital of British American Tobacco during the six-month periods ended 30 September 2003 and 30 September 2004.

Note 5 – Earnings per unit

The Group has revised the basis on which it calculates fully diluted earnings per unit.

In accordance with International Financial Reporting Standards ('IFRS'), notional interest income on the funds invested in units acquired under the unit buy-back programme is no longer added back to net profit to determine fully diluted earnings per unit. Equally, the number of units to be used for the purposes of the calculation is no longer the aggregate of units in circulation together with those held in treasury, but is rather the weighted average number of units, adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options.

As per 31 March 2004, this involves a restatement of the comparative figure for fully diluted earnings per unit on a reported basis, which decreases from € 0.218 to € 0.216. Similarly, the comparative figure for fully diluted earnings per unit on an adjusted basis increases from € 0.514 to € 0.524.

a) On a reported basis

Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the period of 546.5 million units (2003: 550.7 million units), together with the net profit of the Group on a reported basis of € 581 million for the period (2003: € 119 million). The number of units outstanding takes into account the effects of the Group's buy-back programme.

Fully diluted earnings per unit is calculated by reference to the 552.9 million units outstanding (2003: 551.1 million units) and net profit on a reported basis for the period of € 581 million (2003: € 119 million).

b) On an adjusted basis

Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the period of 546.5 million units (2003: 550.7 million units), together with the net profit of the Group on an adjusted basis of € 411 million for the period (2003: € 289 million). The number of units outstanding takes into account the effects of the Group's buy-back programme.

Fully diluted earnings per unit is calculated by reference to the 552.9 million units outstanding (2003: 551.1 million units) and net profit on an adjusted basis for the period of € 411 million (2003: € 289 million).

Note 6 – Investment in associated undertaking

The Group's effective interest in the ordinary shares of British American Tobacco is analysed as follows:

	30 Sept 2004	31 March 2004	30 Sept 2003
	€ m	€ m	€ m
Carrying value at beginning of period	**2 454**	2 590	2 590
Prior year adjustment reported by BAT	**-**	(42)	-
Exchange adjustments	**(6)**	16	16
Net increase in post-acquisition retained earnings and other reserves	**136**	-	-
Change in percentage holding	**-**	33	(91)
Net profit before goodwill amortisation	**516**	278	135
Amortisation of goodwill	**(108)**	(196)	(84)
Dividends paid	**(76)**	(225)	(68)
Carrying value at end of period	**2 916**	2 454	2 498

Note 6 – Investment in associated undertaking (continued)

	30 Sept 2004	31 March 2004	30 Sept 2003
	€ m	€ m	€ m
British American Tobacco			
- Share of net tangible liabilities	**(757)**	(1 011)	(170)
- Goodwill	**1 524**	1 151	721
	767	140	551
Richemont			
- Goodwill arising on the Group's investment in BAT, net of amortisation	**2 149**	2 314	1 947
	2 916	2 454	2 498

During the period under review, the Group's effective interest in British American Tobacco changed as a consequence of the transfer of the ownership of the preference shares. The transfer triggered the conversion of those shares in the hands of the acquirers into additional BAT ordinary shares, thereby diluting Richemont's interest in the ordinary capital of BAT from 19.7 per cent to 18.6 per cent. In addition, BAT operates a share buy-back programme which Richemont does not participate in. As the number of ordinary shares in issue decreased, Richemont's effective interest in BAT has increased marginally during the period under review. Details of the movements are set out below.

Date		Effective Interest %
31 March 2004	Opening interest	19.6
1 April to 30 Sept 2004	BAT share buy-back programme	0.2
4 June 2004	Dilution on conversion of BAT preference shares	(1.1)
30 September 2004	Closing interest	18.7

Note 7 – Other long-term assets

	30 Sept 2004	31 March 2004	30 Sept 2003
	€ m	€ m	€ m
Available-for-sale investments			
- Shares in unlisted undertakings	**32**	39	41
Other			
- Collections	**76**	74	73
- Other	**75**	81	67
	183	194	181

Note 8 – Inventories

	30 Sept 2004	31 March 2004	30 Sept 2003
	€ m	€ m	€ m
Raw materials and consumables	**49**	42	42
Work in progress	**413**	349	371
Finished goods and goods for resale	**1 015**	1 011	1 095
	1 477	1 402	1 508

Note 9 – Debtors

	30 Sept 2004 €m	31 March 2004 €m	30 Sept 2003 €m
Trade debtors	**491**	399	457
Other debtors	**119**	137	214
BAT preference shares and warrants	**-**	982	801
BAT ordinary and preference shares - dividends receivable	**-**	195	-
Assets held for resale	**-**	16	16
Prepayments and accrued income	**97**	106	108
	707	1 835	1 596

Note 10 – Current liabilities

	30 Sept 2004 €m	31 March 2004 €m	30 Sept 2003 €m
Trade creditors	**163**	151	117
Secured call warrants	**-**	176	22
Other creditors	**228**	205	190
	391	532	329

The secured call warrants indicated above were exercised at the option of the warrant holders on 28th May 2004. In January 2003 the Group, through R&R Holdings, sold secured call warrants in respect of preference shares convertible into ordinary shares of British American Tobacco. In comparative periods, the carrying value of these warrants was determined by reference to the market price on the Luxembourg Stock Exchange at each period end.

Note 11 – Cash inflow from operating activities

	30 Sept 2004 €m	30 Sept 2003 €m
Operating profit	**208**	81
Depreciation of property, plant and equipment	**59**	65
Amortisation of intangible assets	**7**	6
Other non-cash items	**(1)**	(8)
Decrease / (increase) in inventories	**(90)**	48
Increase in debtors	**(92)**	(87)
Increase / (decrease) in current liabilities	**14**	(9)
	105	96

The cash inflow from operating activities is stated before taxation, returns on investments and servicing of finance. The figure reflects underlying cash flows incurred in respect of each caption and specifically excludes foreign exchange effects, movements in non-operating assets and liabilities and changes in working capital as a result of acquisitions.

Note 12 – Reinstatement of goodwill on disposal of subsidiaries by associate

In calculating the gain on disposal of subsidiaries by British American Tobacco, goodwill previously set off directly against unitholders' funds has been reinstated as part of the calculation of the gain on disposal.

Note 13 – Gain on disposal of share of associate

As detailed in note 13 to the Financial Statements at 31 March 2004, the Group now records changes in the effective interest in British American Tobacco as deemed acquisitions or disposals. On the conversion of the preference shares into ordinary shares by BAT in June 2004, Richemont's effective interest in BAT fell from 19.7 per cent to 18.6 per cent. This dilution was treated as a deemed disposal and the resulting gain on disposal is recorded as a movement in equity.

Note 14 – Changes in contingent liabilities

No material changes to the Group's contingent liabilities have arisen since 31 March 2004.

Note 15 – Post balance sheet events

There are no post balance sheet events to report.

Note 16 – Reclassification of the analysis of sales and profitability by business area

Since the publication of its results to September 2003, the Group's segmental analyses have been extended from four to five segments, with 'Leather and accessories Maisons' being separated from the segment previously entitled 'Textile, leather and other businesses'. In addition, restructuring and impairment charges for the period to September 2003 have been allocated to the respective segments. The table below reconciles the previously reported figures to the restated figures.

	30 September 2003 - as reported	New segment recognition	Reallocation of charges	30 September 2003 - restated
	€ m	€ m	€ m	€ m
Sales				
Jewellery Maisons	827	-	-	827
Specialist watchmakers	366	-	-	366
Writing instrument manufacturers	159	-	-	159
Leather & accessories Maisons	-	113	-	113
Other businesses	174	(113)	-	61
Total	1 526	-	-	1 526
Operating profit				
Jewellery Maisons	155	-	-	155
Specialist watchmakers	39	-	-	39
Writing instrument manufacturers	13	-	-	13
Leather & accessories Maisons	-	(29)	3	(26)
Other businesses	(40)	29	-	(11)
	167	-	3	170
Unallocated costs	(86)	-	(3)	(89)
Operating profit	81	-	-	81

Note 17 - Exchange rates

The results of the Group's subsidiaries and its associate which do not report in euros have been translated at the following average rates of exchange against the euro. The balance sheet of those subsidiaries and the associate have been translated into euros at the closing rates set out below.

Average exchange rates against the euro	6 months to 30 Sept 2004	6 months to 30 Sept 2003
United States dollar	**1.21**	1.13
Japanese yen	**133.30**	133.43
Swiss franc	**1.54**	1.53
Pound sterling	**0.67**	0.70

Closing exchange rates against the euro	30 Sept 2004	30 Sept 2003
United States dollar	**1.24**	1.16
Japanese yen	**136.93**	129.93
Swiss franc	**1.55**	1.54
Pound sterling	**0.69**	0.70

Note 18 – IFRS transition

The Group will report under International Financial Reporting Standards ('IFRS') for the first time in the year ending 31 March 2006, with comparative figures for the year to 31 March 2005. The transition balance sheet, as defined under IFRS 1, will be 1 April 2004. The Group is well advanced in its preparation for the changes required by the transition, and is working with the Group's auditors to ensure full compliance with the applicable standards.

The transition to IFRS is not expected to have any impact on the Group's business model, nor its cash flows.

STATUTORY INFORMATION

Shares of Compagnie Financière Richemont SA are indivisibly twinned with participation certificates issued by its wholly-owned subsidiary Richemont SA to form Richemont units. Richemont 'A' units are listed on the Swiss Stock Exchange and traded on the virt-x market (Reuters 'CFR.VX'/Bloombergs 'CFR VX'/ISIN CH0012731458) and are included in the Swiss Market Index ('SMI') of leading stocks. Depository receipts in respect of Richemont 'A' units are traded on the JSE Securities Exchange South Africa (Reuters 'RCHJ.J'/Bloombergs 'RCH SJ'). American Depository Receipts are traded over the counter in New York.

The closing price of a Richemont 'A' unit on 30 September 2004 was CHF 34.55 and the market capitalisation of the Group's 'A' Units on that date was CHF 18 035 million (€ 11 635 million).

Over the preceding six months, the highest closing price of an 'A' unit was CHF 35.75 (27 April), and the lowest CHF 29.95 (14 August).

Compagnie Financière Richemont SA

Registered office:

8 Boulevard James-Fazy
1201 Geneva
Switzerland
Tel: (+41) (0) 22 715 3500
Fax: (+41) (0) 22 715 3550

Richemont SA

Registered office:

35 Boulevard Prince Henri
L-1724 Luxembourg
Tel: (+352) 22 42 10
Fax: (+352) 22 42 19

Internet: www.richemont.com

E-mail: investor.relations@richemont.com
secretariat@richemont.com
press.office@richemont.com